PLAN OF LIQUIDATION AND TERMINATION
	THIS PLAN OF LIQUIDATION AND TERMINATION
("Plan") is made by Eaton Vance Growth Trust ("Trust"), a Massachusetts business trust that is registered with the Securities and Exchange Commission as an investment company under the Investment Company Act of 1940, as amended ("1940 Act") with respect to Eaton Vance Global Natural Resources Fund ("Fund"), one of the separate series of the Trust.
R E C I T A L S
A. The Trust's board of trustees ("Board," and the members thereof, "Trustees"), including its Trustees who are not "interested persons" (as that term is defined in the 1940 Act) of the Trust, has unanimously determined that the continuation of the business and operations of the Fund is not economically viable in view of various factors and that the termination and liquidation of the Fund is in the best interests of the Trust, the Fund, and the Fund's shareholders.

B.  Pursuant to Article XIV Section 4 of the Trust's
Agreement and Declaration of Trust, dated May 25, 1989, as amended ("Declaration of Trust"), the Board may terminate the Fund.
C.  Based on the foregoing, the Board has unanimously
adopted this Plan.
P R O V I S I O N S
ARTICLE 1.  Liquidation and Termination; Trustees'
Powers
       (a)	The termination of the Fund shall be
deemed effective, and its liquidation shall commence, on October 29, 2015, or such other date as may be determined by an officer of the Trust, in his or her
discretion (the "Effective Date").
       (b)	The proper officers of the Trust shall take all
necessary and appropriate actions under the laws of the Commonwealth of Massachusetts, the Declaration of Trust
and any other applicable law to effect the termination and liquidation of the Fund and to wind up its business.
       (c)	On or after the Effective Date, all powers of
the Trustees under the Declaration of Trust and the Trust's By-laws, and all delegations of such powers or the performance thereof to officers and agents of the Trust,
shall continue with respect to the Trust, including the
powers to: (1) fulfill and/or discharge the Fund's contracts,
(2) collect the Fund's assets, (3) sell, convey, assign, exchange, transfer, and/or otherwise dispose of all or any part of the Fund's remaining property to one or more
persons at public or private sale for consideration that may consist in whole or in part of cash, securities, or other property of any kind, (4) discharge and/or pay the Fund's liabilities, (5) prosecute, settle, and/or compromise claims of the Fund or to which it is subject, (6) file final state and federal tax returns for the Fund, (7) mail notice to all known creditors and employees, if any, of the Fund, at their respective addresses shown on the Fund's records, and
(8) do all other acts necessary or appropriate to wind up
the Fund's business.
ARTICLE 2.  Filings with Governmental Authorities
       The proper officers of the Trust shall take all necessary and appropriate actions to prepare and file or cause to be prepared and filed with governmental and
regulatory authorities, including the Securities and
Exchange Commission, the Internal Revenue Service
("IRS") and the Commonwealth of Massachusetts, all such agreements, documents, notices and undertakings, including necessary tax clearance certificates and IRS
Form 966 (entitled "Corporate Dissolution or Liquidation"),
as may be required to effect the liquidation and termination of the Fund.
ARTICLE 3.  Liquidation Procedures
       (a)	For purposes of the liquidation of the Fund,
the Fund shall apply its assets to the payment of all its existing debts and obligations, including necessary expenses of its liquidation and termination.
       (b)	As soon as reasonably practicable after:
(1) paying or adequately providing for the payment of the Fund's liabilities and (2) receiving releases, indemnities, and refunding agreements the proper officers of the Trust
deem necessary for the Trust's protection, such officers
shall cause each Fund's remaining assets to be distributed
in one or more (if necessary) distributions of cash to its shareholders of record as of the Fund's Effective Date
(each, a "Shareholder") in redemption and cancellation of
their Fund shares.  On such record date, each
Shareholder's interest in the Fund shall be fixed and the Fund's books shall be closed. The amount of the liquidating distribution to each Shareholder shall be in proportion to the number of Fund shares held by such Shareholder on such date.
       (c)	In the event any Shareholder(s) to whom
distributions pursuant to paragraph (b) are payable cannot be located, the proper officers of the Trust may create, in the name and on behalf of the Fund, a trust with a financial institution and, subject to applicable abandoned property laws, deposit any remaining Fund assets in such trust for the benefit of such Shareholder(s). The expenses of such trust shall be charged against the assets thereof.
ARTICLE 4.  Receipt of Cash or Other Distributions
After the Liquidation Date

       Following the Effective Date, if the Fund receives any form of cash or is entitled to any other distributions that it had not recorded on its books on or before the Effective Date, except as otherwise described below, such cash or other distribution (net of all expenses associated with effecting the disposition of such cash or distribution) will be disbursed in the following manner, provided that the officers of the Trust determine it is cost effective to do so:

(a)	The Trust will determine the Shareholders
of record of the Fund as of the Effective
Date of the Plan.

(b)	The Trust will then identify the Shareholders
of record as of the Effective Date who would be entitled to a pro rata share of the cash or distribution received by the Fund.

(c)	The Trust will then be responsible for
disbursing to each such Shareholder of
record, identified in accordance with
paragraph 4(b) above, his/her pro rata
portion of the cash.

       In the event the officers determine that distribution of any such amounts is impracticable due to the cost of doing so, the officers shall present a proposal for the disposition of such amounts to the Board for consideration.
ARTICLE 5.  Amendment of this Plan
       Except as otherwise provided in this Article 4, this Plan may be amended by the proper officers of the Trust as they, with the advice of counsel, may deem necessary or appropriate to effect the termination and liquidation of the Fund. The terms of this Plan with respect to liquidating distributions may be amended only by the Board.
ARTICLE 6.  Expenses
       Except as provided in Article 3, paragraph (c), the Fund shall bear all the expenses incurred in connection with carrying out this Plan, including the cost of liquidating the Fund's assets and terminating its existence.
       In WITNESS WHEREOF, the undersigned, duly authorized officer of the Trust has executed this Plan on the 28th day of September, 2015.

       /s/ Maureen A. Gemma_______
       Name: 	Maureen A. Gemma
       Title: 	Vice President






1